PERITUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

**FOR THE PERIOD MAY 27, 2021 (COMMENCEMENT OF OPERATIONS)
THROUGH MARCH 31, 2022**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70590

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __05/27/2021__ AND ENDING __3/31/2022__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Peritus Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__535 Fifth Avenue, 4th floor__

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Tang	646.360.3102	Howard@perituscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WithumSmith+Brown, PC__

(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
10-18-2003		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Howard Tang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Peritus Capital, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Howard Tang

Title: CEO

BENJAMIN A. ATKINS
Notary Public, State of New York
NO. 01AT6380048
Qualified in Queens County
Commission Expires, August 27, 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PERITUS CAPITAL, LLC

FOR THE PERIOD MAY 27, 2021 (COMMENCEMENT OF OPERATIONS) THROUGH MARCH 31, 2022

TABLE OF CONTENTS

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Peritus Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peritus Capital LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

June 28, 2022

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PERITUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS		
Cash	$	33,204
Non-marketable securities		11,300
Prepaid expenses and other assets		2,278
Total assets	$	46,782
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$	1,567
Due to affiliate		9,000
Payable to employees		755
Total liabilities		11,322
Members' equity		35,460
Total liabilities and members' equity	$	46,782

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    Peritus Capital, LLC, (the "Company") is a limited liability company organized under the laws of the state of Delaware on July 22, 2020. The Company's operations consist primarily of financial advisory and private capital raises for corporate clients.

    On May 27, 2021, the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). It is the intention of the members to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of presentation
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

    Revenue recognition
    Revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition (continued)
Revenue from contracts with customers includes transaction, success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has determined that one performance obligation exists, for contracts with customers, and that the unconstrained portion is recognized over time in the form of advisory fees.

Transaction fees
Transaction fee revenues are fees arising from offerings in which the Company acts as an underwriter or agent and generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated.

Success & Advisory fees
The success related advisory fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome. At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: the Company's performance obligation is part of a contract that has an original expected duration of one year or less.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. From time to time, the balance in this account may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash balances.

For the period from May 27, 2021 (commencement of operations) through March 31, 2022, two customers accounted for 100% of the Company's revenues.

Income taxes
No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions
Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

Basis of Accounting and Trading and Valuation of Securities
The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of Accounting and Trading and Valuation of Securities *(continued)*

Observable inputs are those that market participants would be use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable. Either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at March 31, 2022:

Assets	Level 1	Level 2	Level 3	Total
Warrants	$ -	$ -	$ 11,300	$ 11,300

As of March 31, 2022, the change in the Company's investment, which is classified as Level 3, is as follows:

Balance, May 26, 2021:	$ -
Earned in lieu of cash	11,300
Unrealized (loss)	-
Balance, March 31, 2021:	$ 11,300

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS** *(continued)*

The Warrants were valued as of January 6, 2022 and subsequent periods using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model's primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the ordinary shares. The expected volatility was derived from observable public warrant pricing on comparable companies.

The key inputs into the Black-Sholes-Meron model for the warrants were as follows:

Input	January 6, 2022	March 31, 2022
Risk-free interest rate	2.38%	2.38%
Expiration (yrs)	3	2.76
Volatility	50.0%	50.0%
Execrise price	$ 0.48	$ 0.48
Stock price	$ 0.48	$ 0.48

4. **LIQUIDITY**

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Discloser of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the members that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

5. **RELATED PARTY TRANSACTIONS**

During the normal course of business, the Company received revenue deposits on behalf of an affiliated entity. At March 31, 2022, there was a due to affiliate balance of $9,000.

During the year ended March 31, 2022, a member of the Company paid for operational expenses on half of the Company. At March 31, 2022, there was a due to employee balance of $755.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At March 31, 2022, the Company had net capital, as defined, of $21,882, which exceeded the required minimum net capital of $5,000 by $16,882. Aggregate indebtedness at March 31, 2022 totaled $11,322. The Company's percentage of aggregate indebtedness to net capital was 51.74%.

The Firm does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since March 31, 2022, and through date of issuance and determined that there are no material events that would require disclosures in the Company's financial statements.